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                                                               Exhibit (a)(5)(D)


                     SOLECTRON ANNOUNCES PRELIMINARY RESULTS
                     OF TENDER OFFER FOR 2.75 PERCENT LYONS

For Immediate Release: July 22, 2002

MILPITAS, Calif. -- Solectron Corporation (NYSE: SLR), a leading provider of electronics manufacturing and supply-chain management services, today announced preliminary results of its previously announced Modified Dutch Auction tender offer for up to $1.5 billion principal amount at maturity of its 2.75 percent Liquid Yield Option Notes due 2020 and issued in May 2000 (2.75 percent LYONs). The offer expired at midnight EDT Friday, July 19, 2002.

Based on preliminary information, Solectron expects to accept for purchase, at a purchase price of $600 per $1,000 2.75 percent LYON, $1.5 billion principal amount at maturity of the tendered 2.75 percent LYONs. The purchase price applies to all 2.75 percent LYONs tendered. In response to the offer and based on preliminary information, approximately $1.9 billion principal amount at maturity of 2.75 percent LYONs were validly tendered and not withdrawn.

Because more than $1.5 billion principal amount at maturity of the 2.75 percent LYONs were tendered, Solectron expects to accept for purchase, on a prorated basis, approximately 77.6 percent of the 2.75 percent LYONs tendered. The final proration factor is subject to verification by the depositary.

On Thursday, July 25, 2002, Solectron expects to announce final results and pay the aggregate purchase price to the depositary for the 2.75 percent LYONs accepted for payment. All 2.75 percent LYONs not accepted for payment will be promptly returned to holders.

The purpose of the tender offer is to reduce and effectively extend the average maturity of Solectron's debt. Through the tender offer, the company expects to reduce the debt on its balance sheet, as of May 31, 2002, by about $919 million. Solectron is funding the total cash purchase price of $900 million from its cash on hand.

For the offer, Morgan Stanley & Co. Incorporated served as the dealer manager, U.S. Bank was the depositary and Georgeson Shareholder Communications was the information agent.

ABOUT SOLECTRON

Solectron (www.solectron.com) provides a full range of global manufacturing and supply-chain management services to the world's premier high-tech electronics companies. Solectron's offerings include new-product design and introduction services, materials management, high-tech product manufacturing, and product warranty and end-of-life support. Solectron, based in Milpitas, Calif., is the first two-time winner of the Malcolm Baldrige National Quality Award.

SAFE HARBOR

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve a number of risks and uncertainties. In particular, the timing of payment and the final proration factor may differ slightly based upon the failure of any 2.75 percent
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LYONs tendered pursuant to guaranteed delivery procedures to be delivered.
Solectron disclaims any intention or obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.



Liquid Yield Option is a trademark of Merrill Lynch & Co.



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Analysts Contact:

Thomas Alsborg, Solectron Corporation - 408-956-6614 (U.S.), thomasalsborg@ca.slr.com Tonya Chin, Solectron Corporation - 408-956-6537 (U.S.), tonyachin@ca.slr.com

Media Contact:

Kevin Whalen, Solectron Corporation - 408-956-6854 (U.S.), kevinwhalen@ca.slr.com